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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                        Home Products International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    437305105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Marc D. Hauser
                           Equity Group Investments, L.L.C.
                           2 North Riverside Plaza, Suite 600
                           Chicago, Illinois 60606
                           (312) 466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           October 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 43705105                   13D/A                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/SIT, L.L.C.  FEIN 36-6934126
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

Not Applicable
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          650,720
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            650,720
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

650,720
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

8.26% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                   Page 3 of 5 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Zell General Partnership, Inc.  FEIN 36-3716786
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
(a) [_]
(b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

Not Applicable
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          13,280
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            13,280
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

13,280
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

0.17% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,902 shares of Issuer's Common Stock outstanding as of August 2, 2004, as reported in Issuer's Quarterly Report on Form 10-Q for the period ended June 26, 2004.

CUSIP No. 43705105                   13D/A                  Page 4 of 5 Pages

This amendment amends the Schedule 13D dated December 27, 2001 (the "Schedule 13D") filed by Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock"), and Zell General Partnership, Inc., an Illinois corporation ("ZGP"; together with Samstock, the "Reporting Persons"), with respect to the common stock, $0.01 par value (the "Common Stock") of Home Products International, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 4501 West 47th Street, Chicago, Illinois 60632. Item 4 of the Schedule 13D are hereby amended as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by adding the following thereto:

In connection with its September 23, 2004 written proposal to the Special Committee of the Board of Directors of the Issuer, the Issuer is continuing its negotiations with EGI and the other Investors regarding the proposed Merger. As disclosed in the Reporting Persons' Amendment No. 1 to Schedule 13/D filed on September 24, 2004, pursuant to such proposed Merger, the Investors would acquire 100% of the outstanding Common Stock of the Issuer through a merger with Newco, with the Issuer as the surviving entity.

CUSIP No. 43705105                   13D/A                   Page 5 of 5 Pages


                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 8, 2004


SAMSTOCK/SIT, L.L.C.,
a Delaware limited liability company

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: Vice President


ZELL GENERAL PARTNERSHIP, INC.,
an Illinois corporation

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: Vice President